UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Leisure Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52539T107
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	52539T107

1	Names of Reporting Persons
Hydra LAC, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
867,842
	6	Shared Voting Power
0
	7	Sole Dispositive Power
867,842
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
867,842
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
13.9%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No.	52539T107

1	Names of Reporting Persons
A. Lorne Weil
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
266,900
	6	Shared Voting Power
867,842
	7	Sole Dispositive Power
266,900
	8	Shared Dispositive Power
867,842

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,134,742
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
18.2%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:

Leisure Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

250 West 57th Street, Suite 415, New York, NY 10107

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed by:

Hydra LAC, LLC (“Hydra LAC”) and

A. Lorne Weil

(collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if None, Residence:

The business address for the Reporting Persons is 250 West 57th Street, Suite 415, New York, NY 10107.

(c)	Citizenship:

Hydra LAC is a limited liability company formed in the State of Delaware.

A. Lorne Weil is a citizen of Canada.

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP No.: 52539T107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Not Applicable

Item 4.	Ownership

The information required by Item 4 is set forth in Rows 5-11 of the cover pages of this Schedule 13G and is incorporated herein by reference.

Hydra LAC directly holds 867,842 shares of Common Stock, representing 13.9% of the outstanding Common Stock; and Mr. Weil, the managing member of Hydra LAC, directly holds 266,900 shares of Common Stock and may be deemed to beneficially own the 867,842 shares of Common Stock held by Hydra LAC, representing, in the aggregate, 18.2% of the outstanding Common Stock.

The percentages used herein are calculated based upon 6,224,268 shares of the Issuer’s Common Stock outstanding as of December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2021

HYDRA LAC, LLC

By:	/s/ A. Lorne Weil
	Name:	A. Lorne Weil
	Title:	Managing Member

/s/ A. Lorne Weil
A. Lorne Weil

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock, $0.0001 par value per share, of Leisure Acquisition Corp, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this agreement as of February 10, 2021.

HYDRA LAC, LLC

By:	/s/ A. Lorne Weil
	Name:	A. Lorne Weil
	Title:	Managing Member

/s/ A. Lorne Weil
A. Lorne Weil